Exhibit 99.9

Note to the reader
The monthly report on financial transactions provides an overview of the Québec government’s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring on the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1)
The Monthly Report on Financial Transactions at September 30, 2019 will be published on December 20, 2019.

SUMMARY OF CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
	August			April to August
	2018	2019	Change	2018-2019	2019-2020	Change	Change (%)
Own-source revenue	7 171	7 610	439	36 674	37 536	862	2.4
Federal transfers	1 773	1 945	172	9 119	9 710	591	6.5
Consolidated revenue	8 944	9 555	611	45 793	47 246	1 453	3.2
Portfolio expenditures	-6 824	-7 276	-452	-38 227	-40 318	-2 091	5.5
Debt service	-736	-656	80	-3 727	-3 203	524	-14.1
Consolidated expenditure	-7 560	-7 932	-372	-41 954	-43 521	-1 567	3.7
SURPLUS (DEFICIT)(2)	1 384	1 623	239	3 839	3 725	-114	-
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	-199	-174	25	-1 155	-1 053	102	-
BUDGETARY BALANCE(3)	1 185	1 449	264	2 684	2 672	-12	-

CONSOLIDATED REVENUE

Own-source revenue

OWN-SOURCE REVENUE
(unaudited data, millions of dollars)
	August			April to August
	2018	2019	Change	2018-2019	2019-2020	Change	Change (%)
Income and property taxes
Personal income tax	2 430	2 536	106	12 726	13 171	445	3.5
Contributions for health services	559	558	-1	2 729	2 671	-58	-2.1
Corporate taxes	556	614	58	3 338	3 310	-28	-0.8
School property tax	144	124	-20	856	673	-183	-21.4
Consumption taxes	1 773	1 929	156	9 129	9 698	569	6.2
Tax revenue	5 462	5 761	299	28 778	29 523	745	2.6
Duties and permits	465	518	53	1 732	1 813	81	4.7
Miscellaneous revenue	909	1 026	117	4 417	4 712	295	6.7
Other own-source revenue	1 374	1 544	170	6 149	6 525	376	6.1
Total own-source revenue excluding revenue from government enterprises	6 836	7 305	469	34 927	36 048	1 121	3.2
Revenue from government enterprises	335	305	-30	1 747	1 488	-259	-14.8
TOTAL	7 171	7 610	439	36 674	37 536	862	2.4

Federal transfers

FEDERAL TRANSFERS
(unaudited data, millions of dollars)
	August			April to August
	2018	2019	Change	2018-2019	2019-2020	Change	Change (%)
Equalization	977	1 093	116	4 888	5 468	580	11.9
Health transfers	527	540	13	2 636	2 701	65	2.5
Transfers for post-secondary education and other social programs	134	127	-7	672	637	-35	-5.2
Other programs	135	185	50	923	904	-19	-2.1
TOTAL	1 773	1 945	172	9 119	9 710	591	6.5

CONSOLIDATED EXPENDITURE

Debt service expenditure decreased by $524 million (14.1%) to $3.2 billion, mainly due to accelerated debt repayment from the Generations Fund, lower interest rates and increased revenue from the Retirement Plans Sinking Fund, which are recorded as a deduction from debt service.

CONSOLIDATED EXPENDITURES BY PORTFOLIO(4)
(unaudited data, millions of dollars)
	August				April to August
	2018	(5)	2019	Change	2018-2019(5)	2019-2020	Change	Change (%)
Éducation et Enseignement supérieur	1 330		1 349	19	8 568	8 836	268	3.1
Santé et Services sociaux	3 311		3 486	175	17 036	18 068	1 032	6.1
Other portfolios(6)	2 183		2 441	258	12 623	13 414	791	6.3
Portfolio expenditures	6 824		7 276	452	38 227	40 318	2 091	5.5
Debt service	736		656	-80	3 727	3 203	-524	-14.1
TOTAL	7 560		7 932	372	41 954	43 521	1 567	3.7

NET FINANCIAL SURPLUSES OR REQUIREMENTS

Composition of net financial surpluses or requirements

The government s revenues and expenditures are established on an accrual basis of accounting. Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Financial surpluses (requirements), on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government s loans, interests in its enterprises, fixed assets and other investments, as well as by retirement plans and other employee future benefits and by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable.

For the period April to August 2019, net financial surpluses amount to $1.3 billion and are mainly due to:

  the $3.7 billion surplus resulting from the difference between government revenues and expenditures;

  the $1.1-billion financial requirements for investments, loans and advances, including growth in the equity basis of government enterprises(7) and a $283-million investment in preferred shares of REM inc.;

  the $635-million financial requirements for government fixed assets due to investments of $2.4 billion, partially offset by amortization expenses of $1.7 billion;(7)

  the $1.3-billion financial surplus related to retirement plans and other employee future benefits, which have a cash requirement for the payment of benefits to government employees of $2.6 billion, which is less than the recorded expenditures of $3.9 billion. This expense consists mainly of the cost of benefits earned over the careers of these employees, which amounts to $1.1 billion, and interest on obligations related to these benefits of $2.8 billion;(7)

  the $2.1 billion financial requirements from other accounts, resulting in particular from disbursements for expenditures recorded at the end of 2018-2019, including some measures announced in the March 2019 budget. These disbursements are partially offset by the receipt of $752 million from the federal government’s Gas Tax Fund in July 2019, which will allow the Société de financement des infrastructures locales du Québec to fund municipal infrastructure.

NET FINANCIAL SURPLUSES OR REQUIREMENTS
(unaudited data, millions of dollars)
April to August
	2018-2019	2019-2020
SURPLUS (DEFICIT)(2)	3 839	3 725
Non-budgetary transactions
Investments, loans and advances	-1 557	-1 051
Capital investments	-340	-635
Retirement plans and other employee future benefits	1 111	1 348
Other accounts	-1 602	-2 068
Total non-budgetary transactions	-2 388	-2 406
NET FINANCIAL SURPLUSES (REQUIREMENTS)	1 451	1 319

CHANGE IN THE BUDGETARY BALANCE IN 2019-2020

Cumulative results at August 31, 2019 show a budgetary surplus of $2.7 billion, a balance equivalent to that recorded the previous year on the same date.

Three factors will negatively impact future monthly results this year.

  Although economic activity in Québec is expected to remain strong, a slowdown is forecast in the second half of 2019 and in 2020.

  The major initiatives aimed at improving the quality of health and education services announced in March 2019 Québec Budget Plan will accelerate expenditure growth in the second half of 2019-2020.

  Moreover, the government introduced additional initiatives of $857 million in the fall 2019 Update on Québec’s Economic and Financial Situation, which will also boost expenditure growth by the end of 2019-2020.

These factors will reduce the $2.7 billion budgetary surplus recorded at August 31 to $1.4 billion, as forecast in the fall 2019 Update on Québec’s Economic and Financial Situation.

This surplus will be used to deal with a potential economic downturn, fight climate change and reduce debt.

CHANGE IN THE BUDGETARY BALANCE FOR 2019-2020
(millions of dollars)
2019-2020
MONTHLY REPORT ON FINANCIAL TRANSACTIONS AT AUGUST 31, 2019(3)	2 672
UPCOMING RESULTS FOR SEPTEMBER 2019 TO MARCH 2020
Results excluding initiatives
- Consolidated revenue	70 128
- Consolidated expenditure	-68 925
- Deposits of dedicated revenues in the Generations Fund	-1 618
Subtotal	-415
Initiatives - Fall 2019 update
- Putting money back in the pockets of Quebecers	-332
- Targeted initiatives to meet specific needs	-525
Subtotal	-857
TOTAL	-1 272
PROJECTED BUDGETARY BALANCE(3) - FALL 2019 UPDATE(8)	1 400

APPENDIX 1: BUDGET FORECASTS

BUDGET FORECASTS FOR 2019-2020
(millions of dollars)
	March 2019		Fall 2019
	budget	Adjustments	update	(8)	Change (%)	(9)
CONSOLIDATED REVENUE
Income and property taxes
Personal income tax	32 498	742	33 240		4.6
Contributions for health services	6 596	-49	6 547		3.0
Corporate taxes	8 516	191	8 707		-5.2
School property tax	1 553	-5	1 548		-16.5
Consumption taxes	21 864	111	21 975		4.6
Tax revenue	71 027	990	72 017		2.6
Duties and permits	4 229	147	4 376		0.3
Miscellaneous revenue	10 680	429	11 109		-3.8
Other own-source revenue	14 909	576	15 485		-2.7
Total own-source revenue excluding revenue from government enterprises	85 936	1 566	87 502		1.7
Revenue from government enterprises	4 778	-342	4 436		-20.0
Total own-source revenue	90 714	1 224	91 938		0.3
Federal transfers	24 924	512	25 436		10.0
Total consolidated revenue	115 638	1 736	117 374		2.3
CONSOLIDATED EXPENDITURE
Éducation et Enseignement supérieur	-24 436	-141	-24 577		6.5
Santé et Services sociaux	-45 433	-11	-45 444		6.8
Other portfolios(6)	-34 169	-1 272	-35 441		10.4
Portfolio expenditures	-104 038	-1 424	-105 462		7.9
Debt service	-8 996	1 255	-7 741		-11.2
Total consolidated expenditure	-113 034	-169	-113 203		6.3
Contingency reserve	-100	-	-100		-
SURPLUS (DEFICIT)(2)	2 504	1 567	4 071		-
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	-2 504	-167	-2 671		-
BUDGETARY BALANCE(3)	-	1 400	1 400		-

APPENDIX 2: EXPENDITURES BY MISSION

Government expenditures are broken down into five missions that focus on public services. This breakdown of government expenditure in its main areas of activity is a stable indicator over time, as it is generally not influenced by ministerial changes. Moreover, since this breakdown is also used in the Public Accounts, its presentation in the monthly report on financial transactions allows for a better monitoring of actual results over the course of the year.

The missions dedicated to public services are:

  Health and Social Services, which consists primarily of the activities of the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec;

  Education and Culture, which consists primarily of the activities of the education networks, student financial assistance, programs in the cultural sector and immigration-related programs;

  Economy and Environment, which primarily includes programs related to economic development, employment assistance measures, international relations, the environment and infrastructure support;

  Support for Individuals and Families, which primarily includes last resort financial assistance, assistance measures for families and seniors, and certain legal aid measures;

  Administration and Justice, which consists of the activities of the legislature, central bodies and public security, as well as administrative programs.

CONSOLIDATED EXPENDITURES BY MISSION EXCLUDING DEBT SERVICE
(unaudited data, millions of dollars)
	August			April to August
	2018	(5)	2019	2018-2019	(5)	2019-2020
Health and Social Services	3 243		3 375	16 626		17 623
Education and Culture	1 404		1 412	8 929		9 218
Economy and Environment	927		1 153	5 196		5 404
Support for Individuals and Families	719		726	4 371		4 569
Administration and Justice	531		610	3 105		3 504
TOTAL	6 824		7 276	38 227		40 318

APPENDIX 3: MONTHLY APPLICATION OF ACCOUNTING POLICIES

Since April 1, 2019, the government has included in the monthly report on financial transactions three accounting policies used in the development of the government’s consolidated financial statements. These changes have no impact on the government’s consolidated financial statements.

Monthly financial information of bodies in the health and social services and education networks

The monthly financial information of network bodies is now consolidated on a line-by-line basis using a methodology which allows the government to take into account or estimate the actual financial information of network bodies. They were previously recognized using the modified equity method of accounting based on provisional information that was distributed on a straight-line basis and adjusted at the end of the financial year.

Personal income tax revenues and health care contributions

The government estimates revenues from personal income tax and contributions for health services withheld at source by employers and payers (agents) that have not been collected by the government by the end of the month. The new method of estimating these amounts takes into account the remuneration earned by taxpayers instead of the remuneration paid to them during the month.

Monthly application of the accounting standard on transfer payments

The government has reviewed its monthly application of the standard on transfer payments. Henceforth, transfer payments are recognized when they are authorized by the transferring entity and the eligibility criteria are met by the recipient entity. These transfers were previously recognized on a straight-line basis or on a disbursement basis, depending on the entity. This accounting change affects the government’s results only when transfer payments are made outside the government’s reporting entity.

These changes were applied retroactively with restatement of prior periods and resulted in changes to the government’s surplus and budgetary balance for the period April to August 2018, as illustrated in the table below.

CHANGES IN THE CONSOLIDATED RESULTS OF 2018-2019
(unaudited data, millions of dollars)
	April to August 2018
		Method of estimating	Standard
	Financial information of	tax revenues	on transfer
	network bodies	received by agents	payments	Total
PREVIOUSLY REPORTED SURPLUS(2)				4 143
Revenue
Own-source revenue	1 691	354	-	2 045
Federal transfers	85	-	-47	38
Total revenue	1 776	354	-47	2 083
Expenditure
Portfolio expenditures	-1 958	-	-331	-2 289
Debt service	-98	-	-	-98
Total expenditure	-2 056	-	-331	-2 387
TOTAL ADJUSTMENTS	-280	354	-378	-304
RESTATED SURPLUS(2)				3 839
Deposits of dedicated revenues in the Generations Fund				-1 155
RESTATED BUDGETARY BALANCE(3)				2 684

In addition, certain figures for April to August 2018 have been reclassified to reflect the presentation adopted for 2019-2020. These reclassifications have no impact on the government’s surplus or budgetary balance.

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the financing of public services can be found on pages 13 to 18 of the document titled “Budgetary Process and Documents: Public Financial Accountability” (in French only).

Notes

(1)	The government’s accounting policies can be found on pages 91 to 102 of the Public Accounts 2018-2019.
(2)	Balance as defined in the Public Accounts.
(3)	Budgetary balance within the meaning of the Balanced Budget Act.
(4)	Consolidated expenditures by mission are presented in Appendix 2.
(5)	Certain expenditures were reclassified between portfolios and between missions to take into account the transition to the 2019-2020 budgetary structure.
(6)	Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.
(7)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.
(8)

The presentation of the budgetary information in this monthly report is consistent with that of the consolidated financial framework as published on page A.19 of the Update on Québec’s Economic and Financial Situation - Fall 2019.

(9)	This is the annual change compared to actual results in 2018-2019.

For more information, contact the Direction des communications of the Ministère des Finances at 418 528-7382.

The report is also available on the Ministère des Finances website: www.finances.gouv.qc.ca.